UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2024

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein is Alarum Technologies Ltd.’s (the “Registrant”) press release issued on May 21, 2024, titled “Alarum Announces Q1 2024 Results”, announcing the Registrant’s financial results for the three-month period ended March 31, 2024.

The first paragraph, the bullet points under the sections titled “First Quarter Fiscal 2024 Financial Highlights”, “Recent Business Developments ”, “Financial Results for the first quarter of 2024”, “Balance Sheet Highlights”, the sections titled “Use of non-IFRS Financial Results”, “Other Metrics” (including the reconciliation tables thereunder), “Forward-Looking Statements” and the IFRS financial statements in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586 and 333-274585) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983, 333-267580 and 333-274604) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Alarum Technologies Ltd. on May 21, 2024, titled “Alarum Announces Q1 2024 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: May 21, 2024	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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